Contact

eddyeddy.edwards@gmail.com

www.linkedin.com/in/mdjedwards
(LinkedIn)

Top Skills

Strategic Business Development

Communication

Cross-Functional Team Building

Certifications

Commercial Helicopter Pilot

Mike Edwards

Results-oriented Senior Sales Executive with extensive experience and success driving revenue growth, partnership expansion and increased market share across numerous industries.
Edmonton, Alberta, Canada

Summary

Impressive executive with extensive experience in Sales, Operations, and Client Management. Proven expertise in team leadership, client relations, problem-solving, market analysis, and innovative sales strategies. Adept at forging strategic alliances with C-level executives, driving revenue, market share, and profitability through staff development and strategic planning.

Experience

Secours.io
Executive Vice President Business Development
January 2024 - Present (4 months)
United States

Secours.io represents a groundbreaking concept in the realm of personal digital ecosystems and self-managed interactions within the healthcare and broader digital landscape. It is designed as a Digital Sense of Self™, aiming to empower individuals in managing their digital presence securely and autonomously. SARA leverages the power of IoT by connecting healthcare solutions, devices, sensors, and wearables. This interconnected network enables seamless data collection, real-time monitoring, and analysis of health metrics, offering a comprehensive view of the individual's health status.

Molecular You
5 years 10 months

Vice President Strategic Partnerships
July 2019 - July 2023 (4 years 1 month)
Vancouver, British Columbia, Canada

Vice President of Sales
March 2018 - July 2019 (1 year 5 months)
Vancouver, Canada Area

Director Of Corporate Sales

October 2017 - March 2018 (6 months)
Vancouver, Canada Area

CRO Software Solutions
Vice President of Sales and Marketing
July 2013 - August 2017 (4 years 2 months)
US and Canada, Australia, New Zealand.

Securiguard Services Ltd.
VP Business Development
June 2008 - March 2013 (4 years 10 months)
Western Canada

Developed innovative sales strategies for Key market Verticals. ie Oil and Gas and Post Secondary.
Deployed CRM and Sales retention programs for all Branches and Account Managers.
Strategic Marketing campaigns developed for NA new product launch..

SOS Response, Securiguard International
VP Sales & Business Development
January 2012 - February 2013 (1 year 2 months)
Vancouver

Champion sales throughout Canada and the United States, advancing the strategic direction of the company by developing compelling value propositions and business plans to leverage and grow the business.

———

Education

Trent Air Flying Academy
Commercial Helicopter Pilot, Aviation/Airway Management and Operations · (1979 - 1981)